October 9, 2015

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      RiverNorth Marketplace Lending Corporation (the “Fund”)
File Nos. 333-204886, 811-23067

Dear Mr. Minore:

We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of July 10, 2015. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

PROSPECTUS (outside front cover)

1.	Please present the following disclosure in bullet point format and in bold type:

•	The Fund’s Shares will not be listed on an exchange and it is not anticipated that a secondary market for its Shares will develop. Thus, an investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer.

Also note that, depending on the actual terms of the offering, it may be necessary to include additional bullet points on the outside front cover of the prospectus.

Response: Pursuant to your request, the following bullet point has been added to the front cover of the Prospectus

The Fund’s Shares will not be immediately listed on an exchange and it is not anticipated that a secondary market for its Shares will develop unless the Shares are listed on an exchange. Thus, an investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer.

In addition, certain other risk disclosure has also been presented in bullet point format on the cover and any additionally requested bullet points will be included in subsequent pre-effective amendments to the Registration Statement.

2.	In your response letter, please confirm that all bullet points appearing on the outside front cover of the Fund’s prospectus will also be included in any Fund investor subscription agreements or other investor applications, in bold type, immediately above the investor’s signature line.

Response: RiverNorth Capital Management, LLC, the investment adviser of the Fund, confirms that any bullet points appearing on the outside front cover of the Prospectus will also be included in any Fund investor subscription agreements and other investor applications in the manner described in your comment.

Investment Strategies and Policies (outside front cover)

3.	The disclosure contained in the first paragraph identifies seven categories of investments in which the Fund will primarily invest. Disclose the maximum amount of Fund assets that may be invested in each of these seven investment categories.

Response: Pursuant to your request, the Prospectus has been revised to indicate that the Fund may invest without limit in any of the identified categories of Marketplace Lending Instruments, with the exception of private investment funds, which will be limited to no more than 10% of the Fund’s Managed Assets.

4.	The disclosure states that the Fund will invest at least 80% of its Managed Assets in Marketplace Loans and that its investments in Marketplace Loans may be made through a combination of investments including acquiring an equity interest in a marketplace lending platform (or an affiliate). In your response letter, please explain how an equity interest in a marketplace lending platform has economic characteristics similar to Marketplace Loans.

Response: The Prospectus has been revised to indicate that the Fund will invest at least 80% of its Managed Assets in marketplace lending investments.

5.	In your response letter, describe the policies and procedures that the Fund has in place to ensure that any one or more of its investments, as categorized in (i) through (vii) of the first paragraph of this section, would not rise to the level that would cause any one marketplace lending platform (or its affiliate) to be deemed an affiliate of the Fund under the Investment Company Act of 1940.

Response: The Fund believes that an investment in the identified categories of Marketplace Lending Instruments will not result in the Fund being deemed to be an affiliate of a marketplace lending platform or an affiliate thereof, as (i) in the case of whole loans or asset-backed securities, the platforms and their affiliates would not deemed to be the issuer of such instruments; (ii) in the case of notes or other pass-through obligations, and any extensions of credit by the Fund, the instruments would represent a debt interest (rather than an equity interest) in the platforms or their affiliates; and (iii) in the case of private investment funds, such investments would be limited as noted in response to Comment #3 above. The Fund’s equity interest investments in marketplace lending platforms and their affiliates will be managed to avoid any affiliation issues under the Investment Company Act of 1940.

6.	Identify each principal category of “other borrowers” to whom the loans will be made.

Response: Pursuant to your request, the Prospectus has been revised to indicate that the Fund may principally invest in loans to consumers, small- and mid-sized companies and other borrowers, including borrowers of student loans and real estate and mortgage loans.

7.	Identify each principal category of “other transactions that provide the Fund with investment exposure to Marketplace Loans.”

Response: The Fund does not currently anticipate that it will invest on a principal basis in such “other transactions.” Accordingly, this category has been deleted.

8.	Clarify whether “Marketplace Lending Instruments” collectively refers only to the “other transactions” described in clause (vii), or whether it collectively refers to all of the investments and activities described in clauses (i) through (vii).

Response: Pursuant to your request, the Prospectus has been revised to indicate that the defined term “Marketplace Lending Instruments” collectively refers to all of the investment types described in clauses (i) through (vi) (as clause (vii) has been removed as noted in the response to Comment #7 above).

9.	Disclose whether the Fund may invest any material amount of its assets in loans originated by or through non-U.S. lending platforms or to non-U.S. borrowers. If so, then disclose the maximum amount of Fund assets that could be so invested. In your response letter, undertake to sticker the Fund’s prospectus to provide appropriate risk disclosure whenever a material amount of the Fund’s total assets represent investments in borrowers or other issuers operating in any one foreign country.

Response: Pursuant to your request, the Prospectus has been revised to indicate that the Fund does not currently anticipate that it will principally invest in Marketplace Loans originated from lending platforms based outside the United States or made to non-U.S. borrowers. The Fund undertakes to make the appropriate filings with the Securities and Exchange Commission if it seeks to invest on a principal basis in such non-U.S.-based Marketplace Loans to disclose, among other things, the risks associated with such investments.

10.	In the second paragraph, clarify that the Marketplace Lending Instruments would expose the Fund to substantially the same high degree of credit risk as junk bonds. In this regard, please delete the word “could” from the first sentence.

Response: As noted in the sentence following the above referenced sentence, the Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk. Although certain of the Fund’s investments in Marketplace Lending Instruments could expose the Fund to substantially the same high degree of credit risk as junk bonds, this is not the case for all of the Fund’s potential investments in Marketplace Lending Instruments. Accordingly, the above referenced sentence has been revised as follows, retaining the term “could,” but noting the potential for such investments to have risks similar to those associated with an investment in junk bonds:

Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations (“NRSROs”). Such unrated instruments may be comparable in quality to securities falling into any of the ratings categories used by such NRSROs. Accordingly, certain of the Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk” bonds.

11.	The phrase “it is possible that” should be deleted from the fourth sentence because, as currently disclosed, the risks described therein would be present “at any given time.”

Response: Pursuant to your request, the above referenced phrase has been deleted.

12.	The disclosure contained in the second paragraph states that, if a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan. Accordingly, briefly highlight the likely reasons giving rise to the limits on the Fund’s recovery; to the extent applicable, because the loans will be unsecured or undercollateralized; and/or legal enforcement of the loans will be impracticable due to the relatively small size of the loan; and/or the Fund will not have the ability to directly enforce creditors’ rights under the loans.

Response: Pursuant to your request, the above referenced disclosure has been revised as follows:

If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated, the loan may be unsecured or undercollateralized, and/or it may be impracticable to commence a legal proceeding against the defaulting borrower.

13.	Expand the disclosure contained in the third paragraph to clarify that substantially the entire portfolio of the Fund’s Marketplace Loans, and not merely 20% of its Managed Assets, will possess credit quality substantially equivalent to “junk,” and will be considered speculative with respect to the borrower’s or the issuer’s capacity to pay interest and repay principal.

Response: Please refer to the response to Comment #10 above.

Pricing Table

14.	The disclosure contained under the “Plan of Distribution” section of the prospectus states that additional compensation may be paid in respect of the distribution of the Shares. Accordingly, commissions paid by other persons and other consideration to distributors should be noted and briefly described in footnote (2) to the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N‑2.

Response: The Prospectus, including the pricing table, has been revised to reflect that there will no longer be any sales load and that the only compensation to be paid to distributors in connection with the offering of Shares is an annual fee paid to the Distributor by the Adviser (and not the Fund) of $15,000, plus 0.005% of the then-current offering price with respect to any Shares sold in excess of the first $250 million in sales.

15.	Expand footnote (3) to the pricing table to disclose the net per common share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. Also, in this regard, see Instructions 2. and 6. to Item 1.g. of Form N‑2.

Response: Pursuant to your request, the pricing table has been revised to disclose the estimated net per common share and total proceeds to the Fund based on a reasonable assumption of the Fund's net assets (as further described in the response to Comment No. 40 below). Specific amounts will be provided in a subsequent pre-effective amendment to the Registration Statement.

16.	Footnote (4) states that the proceeds set forth in the pricing table have not been reduced by other expenses of issuance and distribution payable by the Fund. However, the “sales load” presented in the pricing table should also include any amounts that will be paid by the Fund where such amounts constitute a commission or discount. See Instruction 2 to Item 1.g. of Form N‑2.

Response: As noted above, the Prospectus, including the Pricing Table, has been revised to reflect that there will no longer be any sales load and that the Advisor (and not the Fund) will pay distribution compensation.

17.	Please expand the disclosure contained in footnote (4) to identify the estimated amount of the other expenses of issuance and distribution payable by the Fund in the aggregate and on a per share basis, and clarify that investors in this offering will indirectly bear all of these expenses. Also disclose the net proceeds to the Fund in the aggregate and on a per share basis.

Response: Pursuant to your request, the pricing table has been revised to identify the estimated amount of the expenses of issuance and distribution payable by the Fund in the aggregate and on a per share basis, to clarify that investors would indirectly bear such expenses, and to disclose the net proceeds to the Fund in the aggregate and on a per share basis.

18.	Any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N‑2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the “Securities Act”).

Response: Please refer to the response to Comment No. 14 above.

The Offering (page ii)

19.	The disclosure states that the Shares are being offered on a “best efforts” basis and that the Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will endeavor to sell the Shares. Furthermore, the disclosure contained in footnote (1) to the pricing table states that funds received in the offering will not be escrowed but instead will be invested promptly. Accordingly, in an appropriate section of the prospectus, provide an estimate of the minimum dollar amount of capital that must be raised by the Fund which would likely enable it to sustain viable operations, attain meaningful economies of scale, and structure its investment portfolio so as to provide the Fund with a reasonable chance of attaining its investment objective.

Response: In order to enable the Fund to sustain viable operations and attain meaningful economies of scale, one or more registered management investment companies advised by the Adviser will purchase [ ] Shares, at an offering price of $[ ] per Share resulting in approximately $[ ] in net proceeds to the Fund, upon the commencement of the offering contemplated by the Prospectus. The Prospectus has been revised to reflect the foregoing and to disclose the risks associated with controlling shareholders. Specific amounts will be disclosed in a subsequent pre-effective amendment to the Registration Statement.

Non-Listed Closed-End Fund (page ii)

20.	The disclosure states that the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements. Expand the disclosure to briefly indicate why the Fund is prevented from listing its Shares on a securities exchange.

Response: The above referenced disclosure has been revised to indicate that the listing of Shares on a securities exchange would also be subject to the approval of the Board of Directors of the Fund and that it was not anticipated that the Fund would initially be able to sell the minimum amount of Shares to the minimum number of Shareholders as required to meet the listing requirements.

21.	Disclose when the Fund reasonably expects the first Liquidity Event to occur.

Response: Pursuant to your request, the Prospectus has been revised as follows to provide for specific dates and time periods with respect to the potential occurrence of a Liquidity Event, which will be disclosed in a subsequent pre-effective amendment to the Registration Statement:

If the Shares are not listed on a national securities exchange on or before the seven year anniversary of the date of this prospectus (the “Liquidity Event Date”), the Fund, upon the approval of the Board of Directors, will seek to complete a “Liquidity Event” intended to provide liquidity for Shareholders within [ ] months of the Liquidity Event Date, which date may be extended for a period of [ ] if the Board of Directors determines it is in the best interest of the Shareholders to do so.

Leverage (page iii)

22.	The disclosure states that the Fund initially anticipates utilizing leverage through bank borrowings or similar term loans, but that it may also issue preferred and/or issue notes debt securities. Please revise the disclosure contained in footnote (5) to the fee table to ensure that it currently reflects the amount, type and terms of the leverage that the Fund expects to employ during the first twelve months of its operations, and that all of the fees and expenses of issuing and servicing such leverage are reflected in the applicable fee table line items.

Response: The Fund anticipates that its leverage during the first twelve months of operations will consist only of bank borrowings or similar term loans (and not the issuance of preferred securities or debt securities). The expenses associated with the Fund’s anticipated use of leverage has been reflected under the “Summary of Fund Expenses” table.

Investment Strategies and Policies (page 1)

23.	The disclosure states that the Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk and that the Fund will not be restricted by any borrower credit criteria or credit risk limitation. Additionally, the discussion under “Marketplace Lending,” on page 2, generally states that a borrower must satisfy the minimum eligibility requirements set by the loan platform operator. However, nowhere does the Fund identify any specific minimum quantitative criteria that it will use when determining whether it will invest in a Marketplace Loan. Please briefly highlight, in this section of the prospectus, the minimum quantitative criteria that will be must be satisfied or other selection criteria that the Fund will use. A more comprehensive discussion of the criteria should be included in an appropriate section of the prospectus.

Response: Pursuant to your request, the “Investment Philosophy and Process” section in the Prospectus has been revised to include the following disclosure:

In selecting the Fund’s Marketplace Loan investments, the Adviser generally employs a platform-specific analysis, as opposed to a loan-specific analysis, and, as such, the Adviser’s investment process will not result in a review of each individual Marketplace Loan to which the Fund has investment exposure. Instead, the Adviser will generally seek loans that have originated from platforms that have met the Adviser’s minimum requirements related to, among other things, loan default history and overall borrower credit quality. In this regard, the Adviser will engage in a thorough due diligence process of each platform to assess, among other things, the viability of the platform to sustain its business for the foreseeable future; whether the platform has the appropriate expertise, ability and operational systems to conduct its business; the financial condition and outlook of the platform; and the platform’s ability to manage regulatory, business and operational risk. Although the Adviser does not impose any specific minimum quantitative criteria with respect to individual Marketplace Loans, it may seek to restrict the pool of loans eligible for investment from eligible platforms by considering various factors such as: (i) the term, interest rate and other characteristics of the loans; (ii) the location of the borrowers; (iii) the purpose of the loans (e.g., consumer loan; SME loan; student loan; real estate loan); and (iv) the credit and risk profile of the borrowers, including, without limitation (to the extent applicable based on the type of loan), the borrower’s annual income, debt-to-income ratio, credit score (e.g., FICO score), delinquency rate and liens.

24.	Disclose whether a material amount of the Marketplace Loans in which the Fund may invest will be interest-only and/or not require the full amortization of principal. Also highlight the related material risks.

Response: The Fund currently does not anticipate that a material amount of the Marketplace Loans in which it will invest will be interest-only or not require the full amortization of principal.

25.	The disclosure states that the Fund’s investments in Marketplace Lending Instruments also may be made by the Fund through one or more wholly-owned subsidiaries of the Fund. Clarify whether any subsidiary of the Fund could be organized under the laws of a non-U.S. jurisdiction. We may have further comment.

Response: The Fund does not currently anticipate that it will make its Marketplace Lending Instrument investments through one or more wholly-owned subsidiaries and, as such, such references have been removed from the Prospectus.

Marketplace Lending – General (page 2)

26.	Please present in bold type all headings and subheadings appearing throughout the prospectus.

Response: Pursuant to your request, the headings and subheadings in the Prospectus have been bolded.

27.	The disclosure presented earlier in the prospectus highlights the types of investments in Marketplace Loans that the Fund expects to make. The disclosure on pages 2 and 3 also indicates that a substantial portion of the Fund’s Marketplace Loan investments will have originated from a LendingClub Corporation or a Prosper Funding LLC platform and further suggests that the Fund may additionally invest in Pass-Through Notes issued by LendingClub Corporation and Prosper Funding LLC. In your response letter, please discuss the Fund’s plans to add LendingClub Corporation and/or Prosper Funding LLC as a co‑registrant on the Fund’s registration statement during the continuous offering of its securities. If the Fund has no plans to do so, then provide your views as to why co‑registration is not appropriate.

Response: The Fund’s investments in Marketplace Loans originated by any one particular platform will be limited such that such platform will not be required to register as a co-registrant with the Fund in the continuous offering of shares contemplated by the Prospectus. As disclosed in the Prospectus, the Fund currently anticipates that a substantial portion of its Marketplace Lending Instrument investments will be made through purchases of whole loans made to various borrowers (which borrowers are separate and distinct from the platforms themselves). Although the respective platforms originate the loans made to specific borrowers, the Fund does not view these platforms as the “issuer” of each loan. The Fund will limit its investments in platforms and investments in securities issued directly by the platforms. Please also see the response to Comment #5 above.

28.	Disclose whether all of the Marketplace Loans purchased by the Fund will be current with any applicable interest and principal payments. If the Fund may also purchase those which are not current, specify the maximum percentage of Fund assets that can be devoted to such investments and identify the maximum delinquency permissible. Also state whether the Marketplace Loans will be newly issued, and/or will be purchased directly from the issuer, or whether the Fund will only Marketplace Loans which possess a meaningful payment history.

Response: The Prospectus has been revised to indicate that the Fund currently anticipates that the Marketplace Loans in which it will invest will be newly issued and/or current as to interest and principal payments at the time of investment. The Adviser’s investment process will include an assessment of payment history at the platform level, as discussed in the response to Comment #23 above.

29.	Clarify in the fourth sentence whether the Adviser will review each Marketplace Loan to determine whether it meets the Fund’s investment parameters.

Response: The “Investment Philosophy and Process” section in the Prospectus has been revised to clarify that “the Adviser’s investment process will not result in a review of each individual Marketplace Loan to which the Fund has investment exposure.” The Fund believes the requested clarification is more appropriately disclosed in this section than the section referenced in your comment.

Asset-Backed Securities (page 3)

30.	Identify the classes of asset-backed securities which the Fund may purchase. If the Fund may invest a material amount of its assets in either the subordinated or residual classes, please highlight the corresponding risks.

Response: The Prospectus has been revised to indicate that the Fund may invest in rated senior classes of asset-backed securities as well as unrated subordinated (residual) classes of asset-backed securities, and to disclose that the risks associated with an investment in unrated subordinated classes of asset-backed securities include credit risk, regulatory risk pertaining to the Fund’s ability to collect on such securities, platform performance risk and liquidity risk.

Private Investment Funds (page 3)

31.	Expand the disclosure contained in the penultimate sentence to clarify how the operator credit risk to investors is eliminated.

Response: Pursuant to your request, the Prospectus has been revised as follows to indicate that operator credit risk would be reduced (rather than eliminated) and to clarify why such would be the case:

This structure is intended to create diversification and to reduce operator credit risk for the investors in the investment fund by enabling them to invest indirectly in Marketplace Loans through the private investment fund rather than directly from the operator of the platform.

Distributions (page 5)

32.	Expand the disclosure contained in the last paragraph to state that shareholders who receive distributions in the form of additional shares of the Fund will be subject to the same U.S. federal, state and local tax consequences as shareholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes.

Response: Pursuant to your request, the Prospectus has been revised to include the above referenced disclosure.

Default Risk (page 9)

33.	Disclose whether the Fund could incur any liability for the actions of the collection agencies with whom it may contract.

Response: The Fund will be a passive (non-operating) owner, investor or lender with respect to its Marketplace Loans, and will not be directly engaging in servicing such Marketplace Loans. Rather, the Fund’s Marketplace Loans will generally be serviced by the platforms and any relationship with collection agencies will generally be the responsibility of the servicer. The Fund itself will not directly enter into any arrangements or contracts with the collection agencies. As such, the Fund does not anticipate it would have, under current law and existing interpretations, substantial risk of liability for the collection practices of such agencies as a result of any contractual undertaking by the Fund. Moreover, it would be highly unlikely that the Fund could be held liable for the actions of the servicer or its collection agencies under established precedent. Customary servicing agreements applicable to the collection of the Marketplace Loans generally mitigate such risk by requiring the servicer and its agents to comply with all applicable law and be liable for, and indemnify the Fund for, any violations. The Prospectus has been revised to indicate that the Fund does not anticipate it will have, under current law, substantial risk of liability for the actions of the collection agencies.

34.	Expand the discussion to disclose the extent of any consumer laws that may prohibit, delay, or otherwise impose liability on the Fund resulting from collection activities. Disclose whether applicable laws impose limitations on the Fund’s ability to own or possess consumer notes.

Response: As stated in the response to Comment #33 above, liability for collection activities by an unaffiliated third party servicer and its agents would be remote. As a loan purchaser and assignee, the federal Fair Debt Collection Practices Act would not be applicable to loans collected in the Fund’s name as owner and, under any scenario, vicarious liability for the actions of debt collectors could only be found if the Fund were directing and controlling the debt collectors, which will not be the case.

Under current law, purchasers/assignees of loans made by insured depository institutions do not need to be licensed under consumer lending license statutes because the assignee is not deemed to be extending credit after the time the loan is purchased (with the possible exception of certain consumer loans made in a limited number of states such as Kansas). The federal Truth in Lending Act and its implementing regulation, however, make consumer loan assignees liable for certain disclosure violations apparent on the face of the note. Most, but not all, purchase agreements for whole loans require the lender to comply with all applicable laws and provide remedies such as indemnities or repurchase obligations with respect to non-compliant loans. Although the Fund may reduce the risk of the Fund’s exposure to lender regulation risk through appropriate due diligence procedures, there is no assurance that such procedures, or recourse against platforms, would absolve the Fund from any and all claims.

The Prospectus and SAI have been revised to reflect the foregoing. Please note that the Prospectus also discusses some potential implications of assignee loan purchases in New York, Vermont and Connecticut based on a recent second circuit court case. The risk in those states may be mitigated by purchasing or investing in loans that are not above the state usury limitations in those states.

Information Technology Risk (page 10)

35.	In an appropriate place of the prospectus, describe how the Fund intends to address the myriad information technology risks described in this section.

Response: Pursuant to your request, the following disclosure has been added to the Prospectus:

Given the increased reliance on the use of information technology in marketplace lending, the Adviser will conduct due diligence on the platforms through which it will seek its Marketplace Loan investments, including a review of each platform’s information technology security, fraud protection capabilities and business continuity plan. The Adviser will generally require a platform to have, among other things, industry standard data backup protections, including off-site backup datacenters and state of the art data encryption, and appropriate cybersecurity measures. In addition, the Adviser has adopted various protections for itself, including a business continuity plan which provides procedures related to the recovery and restoration of its business, particularly with respect to any critical functions and systems of the Adviser, following an interruption in service or disaster.

Platform Concentration Risk (page 11)

36.	In your response letter, indicate whether the Fund will treat marketplace lending platforms as an industry for purposes of its non-concentration policy. If it will not, then also provide its reasoning.

Response: The Fund will treat marketplace lending platforms as an industry for purposes of its non-concentration policy and, as such, will be limited in directly investing in such platforms. For purposes of its non-concentration policy, the Fund does not believe that investing in loans originated by such platforms constitutes a direct investment in the platforms. The SAI has also been revised to clarify the non-concentration policy as follows:

The Fund . . . may not purchase any security if, as a result of such purchase, 25% or more of the Fund’s total assets (taken at current value) would be invested in the securities of borrowers and other issuers having their principal business activities in the same industry or group of industries; provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States government or by its agencies or instrumentalities.

In addition, the SAI has been further revised to note that, for purposes of the foregoing fundamental policy, consumer loans are not considered to be an industry.

37.	Disclose whether investing in a limited number of lending platforms and/or in loans that were originated using a particular lending platform’s borrower credit criteria exposes the Fund’s investments to a greater risk of default and risk of loss.

Response: Pursuant to your request, the Prospectus has been revised to include the following risk disclosure under “Platform Concentration Risk”:

The Fund’s concentration in certain platforms may also expose it to increased risk of default and loss on the Marketplace Loans in which it invests through such platforms if such platforms have, among other characteristics, lower borrower credit criteria or other minimum eligibility requirements, or have deficient procedures for conducting credit and interest rate analyses as part of their loan origination processes, relative to other platforms.

Investor Suitability (page 13)

38.	The prospectus does not describe any limitations imposed on the Fund’s investments in privately offered investment funds. Please indicate to us whether the Fund has any limitations imposed on the amount of assets which may be invested in such investments and/or whether the Fund has imposed any limitations on who may invest in the Fund (for example, accredited investors). We may have additional comments.

Response: As noted above in the response to Comment #3, the Fund will limit its investments in private investment funds to no more than 10% of its Managed Assets.

Summary of Fund Expenses (page 14)

39.	We note that most of the information in the fee table is incomplete. Please provide us with the details of the Fund’s fees and expenses as soon as they are available.

Response: The information in the fee table will be provided in a subsequent pre-effective amendment to the Registration Statement.

40.	The first paragraph is set to disclose the number of Shares of the Fund assumed to have been sold when calculating the annual expenses presented in the fee table and expense example. In your response letter, also indicate why a particular level of Shares was selected to form the basis of the assumption. The Fund may update the fee table and expense example during the continuous offering period to reflect any material changes resulting from an increase in the actual amount of its Shares sold to date.

Response: The above referenced paragraph has been revised to reflect an assumed amount of the Fund's net assets resulting from the offering, which is based on the anticipated sales during the Fund’s first year of operations, including the amount of Shares expected to be purchased by one or more RiverNorth Funds, as discussed in the response to Comment No. 19 above.

41.	In the “Annual Expenses” column heading, insert the phrase “As a” immediately before the word “Percentage.”

Response: The “Annual Expenses” column heading has been revised as requested.

42.	State in the narrative following the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6. to Item 3.1 of Form N‑2.

Response: The narrative following the fee table has been revised as requested.

43.	Add footnote disclosure that briefly highlights the salient terms of the “expense reimbursement” referenced in the fee table. Please note that the expense reimbursement agreement must cover a period of at least 12 months. Also file the expense reimbursement agreement as an exhibit to the registration statement.

Response: There are no arrangements for any expense reimbursements and, as such, the fee table has been revised to remove the such line item.

44.	In a footnote to the fee table, please make clear that the Acquired Fund Fees and Expenses to be included in the fee table will take into account, as applicable, the calculation/presentation of Acquired Fund Fees and Expenses that is required by Instructions 10.f. & g. to Item 3.1. of Form N‑2.

Response: The Fund does not anticipate Acquired Fund Fees and Expenses and has removed this line from the fee table accordingly.

Example (page 14)

45.	Clarify that the Example gives effect to the Expense Limitation Agreement only for its contractual term.

Response: As noted above, the Fund will not enter into any Expense Limitation Agreement.

46.	The second sentence states that “the example assumes that certain Shareholders may pay less in total expenses as a result of either financial intermediaries waiving the sales load or the application of breakpoints in respect of the sales load.” Revise the disclosure to clarify that the maximum sales load, without the application of any breakpoints, is used to calculate the dollar amounts presented in the Example.

Response: The Prospectus has been revised to reflect that there will not be any sales load.

47.	Revise the Example tabular presentation to conform to Item 3.1. of Form N‑2.

Response: Pursuant to your request, the Example tabular presentation has been revised.

Effects of Leverage (page 20)

48.	Please revise the headings in the tabular presentation to conform to Item 8.3.b.(4) of Form N‑2, and use minus signs, instead of parentheses, to denote negative values. Also, at the end of the last paragraph of this section, please add a sentence stating that the figures appearing in the table are hypothetical and that the actual returns may be greater or less than those appearing in the table.

Response: The “Effects of Leverage” section has been revised to address the above referenced Form N-2 requirements.

Risks (page 20)

49.	Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N‑2. In this regard, add any additional risk factors as appropriate.

Response: The above referenced paragraph has been revised as requested.

50.	Add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund’s future borrowings, its net investment income, its net asset value, the ability of the operating companies in which the Fund directly or indirectly invests to service debt, and also materially impact the investment vehicles in which the Fund may invest, etc.

Response: Pursuant to your request, the “Interest Rate Risk” disclosure has been expanded as follows:

Interest rate risk is the risk that fixed rate instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall. Longer-term fixed rate instruments are generally more sensitive to interest rate changes. The Fund’s investment in such instruments means that the NAV and market price of the Shares will tend to decline if market interest rates rise. These risks may be greater in the current market environment because interest rates are near historically low levels. Because the values of lower-rated and comparable unrated fixed rate instruments are affected both by credit risk and interest rate risk, the price movements of such lower grade instruments in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality instruments in response to changes in market interest rates.

The Fund’s use of leverage, as described in this prospectus, will tend to increase the Fund’s interest rate risk. For example, a change in market interest rates could adversely impact the Fund’s ability to utilize leverage due to an increase in the cost of Borrowings, which could reduce the Fund’s net investment income.

The investment vehicles in which the Fund may invest may be similarly subject to the foregoing interest rate risks. In addition, rising interest rates could affect the ability of the operating companies in which the Fund may directly or indirectly invest to service their debt obligations and, therefore, could adversely impact the Fund’s investments in such companies.

51.	Disclose the extent to which the Fund may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Fund does not currently anticipate it will engage in derivative transactions.

52.	Provide a separate risk factor highlighting any projected material spikes in consumer credit defaults.

Response: Please refer to “Risk of Adverse Market and Economic Conditions,” which identifies certain factors that may result in an increase in default rates, as follows:

[D]efault rates on Marketplace Loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors.

Plan of Distribution (page 34)

53.	Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: The underwriting terms will be submitted for review and approval by FINRA.

54.	The information contained in the second paragraph should be presented under the caption “Additional Compensation to Brokers and Dealers.” Also disclose the amount of fees that will be paid under the various arrangements referenced in the second paragraph of this section. Further disclose whether the additional compensation and serving fees described in the second paragraph are one-time fees or whether they are payable annually. All agreements in respect of such services to be rendered, including the compensation to be paid, should be filed as exhibits to the registration statement.

Response: The above referenced paragraph has been removed from the Prospectus, as it is no longer applicable to the offering.

Dividend Reinvestment Plan (page 40)

55.	Expand the disclosure to indicate that reinvested dividends increase the Fund’s net assets on which the Management Fee and the Administration Fee are payable to the Adviser and the Administrator, respectively.

Response: Pursuant to your request, the Prospectus has been revised to indicated that “reinvested amounts are included in the Fund’s Managed Assets and, therefore, the fees paid under the Management Fee and the Administration Fee will be higher than if such amounts had not been reinvested.”

Outside Back Cover Page

56.	The disclosure contained earlier in the prospectus states that the Shares will be continuously offered and will not be listed for trading on an exchange. Moreover, as of the offering date of the Shares, the Fund will not have been subject to the reporting requirements of the Securities Exchange Act of 1934. Accordingly, it does not appear that the correct prospectus delivery requirements are currently specified in the boldface legend. Please revise. See Item 2.3. of Form N‑2 and Rule 481(e) of Regulation C under the Securities Act.

Response: Pursuant to your request, the outside back cover page has been revised.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page 1)

57.	In the third enumerated fundamental policy, please insert the phrase “or group of industries” after the word “industry.” Also, provide a brief definition of the term “concentrate” as “used in the 1940 Act.”

Response: The above referenced fundamental policy has been revised to include the phrase “or group of industries” and to specify that the policy restricts the referenced investments to no more than 25% of the Fund’s total assets.

58.	Provide a brief description highlighting the activities that are “permitted under the 1940 Act” as they pertain to the seventh fundamental investment restriction.

Response: The section of the SAI discussing the Fund’s fundamental policies has been revised to note the following:

For purposes of fundamental policy (7) above, Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company. The Fund has not applied for, and currently does not intend to apply for, any exemptive relief that would allow it to make loans outside of the limits of the 1940 Act.

59.	Expand the disclosure to clarify whether the Fund’s borrowing policy permits it to enter into reverse repurchase agreements and, if it does, also specify the maximum percentage of the Fund’s assets that may be devoted to such activities.

Response: Although the Fund’s borrowing policy would not restrict it from entering into reverse repurchase agreements, the Fund does not intend to enter into such agreements and the SAI has been revised to indicate that such agreements are not anticipated.

Management of the Fund (page 12)

60.	In your response letter, confirm that all of the other information required by Item 18 of Form N‑2 will have been disclosed in the next pre-effective amendment to this registration statement.

Response: Any remaining information required by Item 18 of Form N-2 that has not yet been disclosed will be disclosed in one or more subsequent pre-effective amendments to the Registration Statement.

* * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney